NORTHERN EXPLORATIONS, LTD.
                        470 Granville Street, Suite 1120
                           Vancouver, British Columbia
                                 Canada, V6C 1V5


November 1, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop 0361

Attention:   Susann Reilly

Dear Sirs:

Re: Northern Explorations, Ltd. - Registration Statement on Form SB-2 File No. 333-125068

Further to your request, we provide an amended registration statement that includes an updated auditor consent.

         Yours truly,

         /s/ Richard Novis

         Northern Explorations  Inc.
         Richard Novis, President